UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2025.

Commission File Number 001-36848

Check-Cap Ltd.

(Exact Name of Registrant as Specified in Charter)

Abba Hushi Avenue
P.O. Box 1271
Isfiya, 30090 Mount Carmel, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

This Form 6-K is being incorporated by reference into Check-Cap Ltd.’s Registration Statements on Form F-3 (File No. 333-262401) and Form S-8 (File No. 333-203384, 333-226490 and 333-259666) filed with the Securities and Exchange Commission, to be a part thereof from the date on which this Report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Financial Statements

On December 30, 2025, Check-Cap Ltd. (the “Company”) released its consolidated unaudited financial statements as of and for the six months ended June 30, 2025. A copy of the consolidated unaudited financial statements of the Company as of and for the six months ended June 30, 2024 are attached hereto as Exhibit1 99.1 and are incorporated herein by reference.

Exhibits

Exhibit No.	Description
99.1	Consolidated Unaudited Financial Statements of Check-Cap Ltd. as of and for the six months ended June 30, 2025.
101.INS	Inline XBRL Instance Document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHECK-CAP LTD.

By:	/s/ David Lontini
Name:	David Lontini
Title:	Interim Chief Executive Officer

Date: December 30, 2025

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